FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

September 17, 2007

Minco Silver Corporation announces that the initial metallurgical testing has been completed on material representative of the mineralization at the Fuwan silver project located in Guangdong Province, China. The work was carried out by Process Research Associates (PRA) of Vancouver and included options of gravity separation, cyanidation, and flotation.  As a basis for the test work, 400 kilograms of representative material of the Fuwan deposit was taken from drill core and pulp rejects from the drill core to form three samples. These included a sample from Zone 1, a sample from Zone 2, and a composite sample prepared from Zone 1 and 2 samples.

Following a series of “open cycle” tests using different grind sizes and a variety of reagents, it was found that a simple flow sheet using conventional flotation, standard reagents, provided encouraging recoveries.  Subsequent “locked cycle” flotation tests on the composite sample have resulted in overall recoveries for silver from lead and zinc concentrates of 97.9%. In addition, good results were obtained for other contained metals with recoveries of 97.9% for zinc, 94.0% for lead, and 77.4% for gold.

Of particular note is the substantial upgrading in silver that occurred in the lead concentrate.  For the composite sample, the head grade of 244.5 g/t silver increased to a concentrate grade of 9,325.1 g/t silver.  Flotation tests for the individual samples (Zones 1 & 2) provided similar results.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated September 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:  September 17, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	September 17, 2007

NEWS RELEASE

MINCO SILVER REPORTS OVER 97% SILVER RECOVERIES FROM INITIAL METALLURGICAL TESTS AT THE FUWAN PROJECT

Minco Silver Corporation (the "Company" or "Minco Silver")(TSX: MSV) is pleased to report that the initial metallurgical testing has been completed on material representative of the mineralization at the Fuwan silver project located in Guangdong Province, China. The work was carried out by Process Research Associates (PRA) of Vancouver and included options of gravity separation, cyanidation, and flotation.  As a basis for the test work, 400 kilograms of representative material of the Fuwan deposit was taken from drill core and  pulp rejects from the drill core to form three samples. These included a sample from Zone 1, a sample from Zone 2, and a composite sample prepared from Zone 1 and 2 samples.

Following a series of “open cycle” tests using different grind sizes and a variety of reagents, it was found that a simple flow sheet using conventional flotation, standard reagents, provided encouraging recoveries.  Subsequent “locked cycle” flotation tests on the composite sample have resulted in overall recoveries for silver from lead and zinc concentrates of 97.9%. In addition, good results were obtained for other contained metals with recoveries of 97.9% for zinc, 94.0% for lead, and 77.4% for gold.

Of particular note is the substantial upgrading in silver that occurred in the lead concentrate.  For the composite sample, the head grade of 244.5 g/t silver increased to a concentrate grade of 9,325.1 g/t silver.  Flotation tests for the individual samples (Zones 1 & 2) provided similar results.

Results of the Locked Cycle Test are as follows:

		Grades				Recoveries
Zone 1 Sample	Au	Ag	Zn	Pb	Au	Ag	Zn	Pb
	g/t	g/t	%	%	%	%	%	%
Head Grade	0.26	255.5	1.1	0.23	-	-	-	-
Lead Concentrate	3.26	9,458.4	3.48	6.24	37.2	82.2	6.7	79.2
Zinc Concentrate	2.88	1838.5	49.83	0.88	31.0	15.1	90.6	10.6
Total Recovery	-	-	-	-	68.2	97.3	97.3	89.8

		Grades				Recoveries
Zone 2 Sample	Au	Ag	Zn	Pb	Au	Ag	Zn	Pb
	g/t	g/t	%	%	%	%	%	%
Head Grade	0.2	239.5	0.83	0.27	-	-	-	-
Lead Concentrate	2.34	12,186.90	1.33	18.15	41.8	87.3	2.3	94.4
Zinc Concentrate	1.41	1,561.00	50.72	0.28	27.9	10.4	94.9	1.6
Total Recovery	-	-	-	-	69.7	97.7	97.2	96.0

		Grades				Recoveries
Composite Sample	Au	Ag	Zn	Pb	Au	Ag	Zn	Pb
	g/t	g/t	%	%	%	%	%	%
Head Grade	0.20	244.5	1.16	0.28	-	-	-	-
Lead Concentrate	2.6	9325.1	1.51	7.79	44.7	86.0	3.3	90.1
Zinc Concentrate	2.18	1,473.60	49.85	0.38	32.7	11.9	94.6	3.9
Total Recovery	-	-	-	-	77.4	97.9	97.9	94.0

Other results completed by PRA during the metallurgical testing included a determination of the Bond ball-mill index. Based on a closed screen size of 200 microns, this was calculated to be 17.8kWh/tonne. The Fuwan ore is therefore judged to be of average hardness.

The results of the PRA metallurgical work will be used for the preliminary plant design in the Preliminary Economic Assessment currently being conducted by SRK Consultants.

Minco Silver Chairman and CEO Dr. Ken Cai commented: “We are very pleased with the recoveries from this round of testing at the Fuwan project.  These results indicate that we can expect excellent silver recoveries using conventional flotation with standard, readily available reagents.  We can also expect substantial value from the other contained metals that will be recovered from a deposit located so close to existing infrastructure and domestic markets.”

This news release has been reviewed and approved for release by Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver and Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.